EXHIBIT 12.2

DUQUESNE LIGHT COMPANY AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges and Preferred and Preference Stock Dividend Requirements

	(Millions of Dollars)
	Nine Months Ended September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Fixed Charges:
Interest on long-term debt	$37.0	$45.6	$53.1	$55.2	$62.3	$73.5
Other interest	1.4	1.4	1.5	2.2	0.7	3.1
Company obligated mandatorily redeemable preferred securities dividend requirement (a)	—	—	6.3	12.6	12.6	12.6
Portion of lease payments representing an interest factor	1.7	2.5	3.9	1.9	3.1	6.8
Dividend requirements	6.0	6.6	3.2	3.3	3.4	3.4

Total Fixed Charges	$46.1	$56.1	$68.0	$75.2	$82.1	$99.4

Earnings:
Net income	$63.8	$67.8	$69.6	$75.4	$53.4	$92.6
Income tax expense	42.8	44.3	45.4	48.9	30.8	40.5
Fixed charges as above	46.1	56.1	68.0	75.2	82.1	99.4

Total Earnings	$152.7	$168.2	$183.0	$199.5	$166.3	$232.5

Ratio Of Earnings To Fixed Charges and Preferred and Preference Stock Dividend Requirements	3.31	3.00	2.69	2.65	2.03	2.34

(a)	From July 1, 2003 until their redemption in 2004, dividends on the monthly income preferred securities were included with interest on long-term debt due to the adoption of SFAS No. 150.